Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Group Secretariat

SUPPL

27th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02015761

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2001 Preliminary Announcement of Results
2. Preliminary Financial Statements for the year ended 31st December 2001

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 3/14

www.jardines.com
Incorporated in Bermuda with limited liability

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

27th February 2002
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Strategic Holdings Limited
2001 Preliminary Announcement of Results

Highlights

- Underlying earnings per share up 44% to US¢22.00*
- Increased investment in Group company shares
- The Company and Hongkong Land lengthen debt profile through global bond issues
- Property values in Hong Kong decline
- Dairy Farm successfully exits from Australia
- Mandarin Oriental impacted by adverse international travel market

"The outlook for 2002 remains uncertain in most of the world's major economies, and it is too early to predict the timing of an upturn. Nevertheless, in 2001 our businesses made good progress in the pursuit of their strategic aims, and the Company's earnings per share benefited from share purchases and buybacks in several Group companies. The Company's policy of seeking genuine value for shareholders while maintaining sound finances should stand it in good stead in what promises to be another challenging year."

Henry Keswick, *Chairman*
27th February 2002

* The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the highlights above, and the Chairman's Statement and Operating Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢9.90 per share will be payable on 16th May 2002, subject to approval at the Annual General Meeting to be held on 9th May 2002, to shareholders on the register of members at the close of business on 15th March 2002. The ex-dividend date will be on 13th March 2002, and the share registers will be closed from 18th to 22nd March 2002, inclusive.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

Jardine Strategic Holdings Limited

Preliminary Announcement of Results For The Year Ended 31st December 2001

Results

The Group's operating companies faced a steadily deteriorating global economic environment in 2001, made significantly worse by the terrorist attack on the United States in September. Asian economies reacted with disappointing growth or, in some cases, recession, and only towards the end of the year were there indications of a bottoming out. In the circumstances, Jardine Strategic did well to increase underlying earnings per share by 44% to US¢22.00, reflecting the benefits of larger stakes in a number of Group companies. Underlying profit rose to US$146 million, compared to US$128 million in 2000.

The Group's financial statements are prepared under International Accounting Standards, which now require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. With the Group's extensive property interests, primarily through Hongkong Land, this accounting treatment can give rise to significant fluctuations in reported results.

For the year under review, negative movements in property valuations have produced a reported net loss of US$181 million, or US¢27.21 per share. This compares with a net profit of US$1,233 million, or US¢147.40 per share, in 2000, which benefited from the exceptional profit on the sale of Robert Fleming and positive movements in property valuations.

Net asset value per share, based on the market price of the Company's holdings, decreased by 4% to US$4.88 at the year end.

The Board is recommending a final dividend of US¢9.90 per share, which, together with the interim dividend of US¢4.60 per share, gives an unchanged dividend for the full year of US¢14.50 per share.

Corporate Events

For some years a proportion of the Group's available cash flow has been invested in increasing shareholdings in affiliates where this is considered the optimum use of resources and where such action is expected to improve earnings or net assets per share. This policy was successfully maintained in 2001, and further purchases of shares in Group companies were made. Jardine Matheson purchased 2.3% of its own shares, increasing Jardine Strategic's attributable interest to 51%, while in turn Jardine Matheson's interest in the Company rose to 75%. The Company's other interests have also been increased, and it now holds 41% of Hongkong Land, 62% of Dairy Farm, 66% of Mandarin Oriental and 29% of Cycle & Carriage.

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Group companies took advantage of the decline in US dollar interest rates to enhance their debt profile and diversify their sources of debt financing. Two global ten-year bonds were issued during the year on excellent terms - US$600 million by Hongkong Land and US$300 million by the Company. A significant number of bank facilities were also renewed across the Group on improved terms. The Company's portfolio of first class businesses with strong cash flows has proven its worth not only in assuring stability of earnings but also in securing this favourable access to financial markets.

The proceeds from disposals in 2001 have moved Dairy Farm's balance sheet into a net cash position. Dairy Farm is offering to repurchase by tender up to 10% of its issued share capital.

Business Developments

Hongkong Land performed well in soft rental markets in 2001, though its earnings were affected by increased financing costs incurred in share repurchases, while asset values fell in line with market trends. Nevertheless, its contribution to Jardine Strategic's results rose due to an increase in the Company's percentage holding. Hongkong Land's new development in Central Hong Kong, Chater House, is nearing completion and it has been able to attract prestige anchor tenants for both the office and the retail portions. In Singapore, building on the success of its Raffles Link development, Hongkong Land has joined a consortium with the Cheung Kong and Keppel groups to develop a new business and commercial complex. The company has also partnered with Mainland Chinese interests to build a luxury residential complex in Beijing.

Among Jardine Matheson's directly held subsidiaries and affiliates, Jardine Lloyd Thompson had another excellent year as it integrated recent acquisitions and offered its customers sophisticated risk management services in an insurance market that was already hardening before the events of 11th September. Jardine Motors Group saw a return to profit in the United Kingdom and sold its French subsidiary in early 2002. The company's distributorship of Mercedes-Benz vehicles in Hong Kong will revert mid-year to DaimlerChrysler, and while it will retain an exclusive dealership there will be an impact on results. Looking to the future, it is building its network of service centres in Southern China to form the basis for a motor dealership operation once regulations permit. Jardine Pacific released value through the sale of its interests in Jardine Securicor and Colliers Jardine, in the latter case retaining the Hong Kong property management division which offers scope for expansion. Several of Jardine Pacific's companies, however, suffered from the weak regional economic conditions.

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Dairy Farm successfully resolved the problems with its Australian operation by way of a complex phased disposal. It has achieved some improvement in the competitive Hong Kong market and most of its other businesses performed well. The group is now increasing its investment in Southeast Asia where it is expanding its Giant hypermarket format in Malaysia, Singapore and Indonesia. It also plans to increase the number of its successful 7-Eleven outlets in Southern China from 72 to 350 by 2005.

Mandarin Oriental encountered unusually depressed markets in the wake of the terrorist attack. These conditions have not, however, halted the company's global expansion programme and its goal of achieving over 10,000 luxury rooms under management. In addition to its current project in New York, which will come on stream in 2003, the group is to manage a new hotel in central Tokyo on its completion in 2006, and has recently announced a new hotel in Washington, which is targeted to open in 2004.

Cycle & Carriage had a difficult year in its traditional motor and property businesses, offset by better performances from Astra, one of Indonesia's largest conglomerates with a wide exposure to opportunities in Asia's third most populous country. Despite the need for a provision resulting from the decline in the Indonesian Rupiah, Astra produced a good trading performance in 2001 and it should become a significant contributor to Cycle & Carriage once its foreign currency debt problems are resolved.

Prospects

In conclusion, the Chairman, Henry Keswick said, "The outlook for 2002 remains uncertain in most of the world's major economies, and it is too early to predict the timing of an upturn. Nevertheless, in 2001 the Group's businesses made good progress in the pursuit of their strategic aims, and the Company's earnings per share benefited from share purchases and buybacks in several Group companies. The Company's policy of seeking genuine value for shareholders while maintaining sound finances should stand it in good stead in what promises to be another challenging year."

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Operating Review

Jardine Matheson

The year saw a steadily worsening global economic environment, and the Asian economies within which Jardine Matheson operates produced disappointing growth or even recession. Against this background it was a real achievement that the group was able to increase earnings per share by 50% to US¢47.97. Underlying profit, after higher interest charges incurred in implementing a substantial share repurchase programme in 2000, rose by 5%.

Economic conditions are expected to remain challenging; nevertheless, Jardine Matheson has robust businesses that are taking the initiative in their chosen areas of growth and can look beyond the current economic difficulties with confidence.

- **Jardine Pacific** faced weak consumer markets and lower levels of trading activity in the Asia-Pacific region, which inevitably impacted on performance. Jardine Pacific produced an underlying profit of US$77 million, down 17%. The return on average shareholders' funds in 2001, excluding non-recurring items, was 14% compared with 16% in the prior year.

  Within Jardine Pacific's businesses, Gammon Construction saw its profits decline by 15%, but its order book remained at over US$900 million. Jardine Engineering Corporation had a good year, and Jardine Schindler increased its profit contribution by 37%. The 9% fall in cargo through-put at Hong Kong's Chek Lap Kok airport impacted the profitability of HACTL, but it was offset by lower interest rates and operational efficiencies. Jardine OneSolution's performance was adversely affected by the downturn in the global economy, and an impairment charge of US$21 million was made in respect of goodwill relating to prior acquisitions. IKEA's sales grew by 7% in Hong Kong, but profitability fell slightly.

  Earnings were also negatively affected by losses in two businesses: Colliers Jardine, which was sold at the end of the year, with Jardine Pacific retaining its profitable Hong Kong property management business; and Jardine Logistics, the management of which was restructured. The group's interests in Jardine Securicor were sold in December for US$43 million, realising a profit of US$24 million, as further steps were taken by Jardine Pacific to refine its portfolio and release value created.

- **Jardine Motors Group** achieved an underlying profit of US$51 million, the increase of 100% mainly due to the return to profitability of its UK operations. After non-recurring items a net profit of US$38 million was recorded, compared to a net loss of US$37 million in 2000. Revenue declined by 2% to US$2.5 billion following the disposal of loss-making dealerships in the United Kingdom.

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In a contracting Hong Kong market Zung Fu saw lower margins on new car sales, but was able to increase its market share. A positive contribution was also achieved in Mainland China. There was a reduced contribution from the group's Indonesian associate, while its Indian joint venture continued to produce losses and a major restructuring of the business is being undertaken.

Against a background of record volumes in the UK market, the group's new management team rationalised the dealership portfolio and returned the principal businesses to profitability. There was a reduced profit contribution from France, and in a transaction completed in early 2002 the group disposed of its interest in Cica, the French dealership operation. An improved result was achieved in the United States.

Jardine Motors Group will continue to refine its business, positioning itself for changes in trading practices in the United Kingdom that are likely be required by the European Commission and the implementation of the new Mercedes-Benz distribution arrangements in Hong Kong in mid-2002.

- **Jardine Lloyd Thompson's** turnover increased 22% to £350 million in 2001. Profit before tax, exceptional items and goodwill amortisation rose 18% to £84 million, based on UK accounting standards. The performance, which maintains and builds upon JLT's growth in recent years, benefited from acquisitions in 2000 and the strength of its traditional business within Risk Solutions, Corporate Risks and Services.

  JLT has reorganised its operational structure into two new business groups; Risk & Insurance Group and Employee Benefits. The latter business has grown substantially, and JLT now has one of the United Kingdom's largest outsourced pensions administration operations. Risk & Insurance Group revenue from continuing operations grew by 15% in 2001 to £272 million, reflecting organic growth and new business demand in the harder market. Employee Benefits revenue increased by some 79% in 2001 to £74 million, benefiting from the acquisition of Abbey National Benefit Consultants together with new business growth.

  JLT's strong financial position and reputation for professionalism and innovation will allow the group to maintain sustainable organic growth and to capitalize on its unique market position in 2002.

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Dairy Farm

Dairy Farm made significant progress in 2001 against a backdrop of poor economic conditions in most of its markets. A major problem was resolved through the disposal of its Australian business and sustained developments in areas seen as profit drivers for the future were initiated. The group's sales from continuing activities of US$3,470 million were 7% ahead of 2000, with growth in all regions. Each of the group's regional businesses showed an improved performance, and its underlying profit of US$48 million, compared to US$1 million in the prior year, represented underlying earnings per share of US¢2.87.

Dairy Farm undertook a managed sell-down of Franklins in Australia as the most effective means of realising value from the limited options available. An assessment of Franklins' assets in 2000 had led to an impairment charge of US$129 million. During the course of the disposal programme a premium was achieved on the sale of the assets, yielding a net gain in 2001 of US$38 million.

Dairy Farm's balance sheet moved into a net cash position, due mainly to the proceeds from disposals, and the company proposes to repurchase up to 10% of its issued share capital by way of a tender offer. Such a proposal would still enable the group to maintain its active investment strategy.

Improved results were achieved in all businesses in North Asia with Mannings and 7-Eleven in Hong Kong and Wellcome Taiwan all increasing profits. Wellcome Hong Kong also made good progress, although much has still to be done before it reaches acceptable levels of profitability. The successful 72 store 7-Eleven network in neighbouring Guangdong is being expanded to 350 stores by 2005. The Maxim's joint venture is expanding the Starbucks chain in Hong Kong, and will be extending it to Southern China.

Dairy Farm's focus in South Asia is on developing its Giant hypermarket format in Malaysia and Singapore, as well as introducing it into Indonesia and, subject to government approvals, India. During the year Dairy Farm was approached to sell its Woolworths supermarket operation in New Zealand, but after review, the decision was taken to retain and grow the business.

While the economic outlook is uncertain, Dairy Farm remains strong with sound retail businesses that are well positioned to succeed.

Hongkong Land

A weakening sentiment prevailed in the office market in Hong Kong in 2001, with the events in the United States in September accelerating the decline. The effect was mitigated in Central by a lack of supply, and occupancy in high quality buildings remained firm.

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Hongkong Land's net rental income was little changed as reversions were largely neutral, but higher levels of debt following share repurchases completed in January 2001 led to increased financing charges. Its underlying earnings fell by 7% to US$213 million, while underlying earnings per share reduced by 2% to US¢8.94.

The valuation of the group's investment property portfolio at the end of 2001 produced a deficit of US$600 million. Largely due to this deficit, shareholders' funds were reduced by 13% to US$6,048 million. The effect on net asset value per share was, however, mitigated by the group's action in December 2001 when it bought back a further 6.7% of its share capital at a cost of US$295 million. As a consequence the net asset value per share benefited by 3% and restricted the overall fall in the year to 7%.

The group took advantage of fine interest rates to enhance its debt profile with a US$600 million global bond issue. Its strong cash flow has proven its worth not only in assuring stability of earnings in challenging times but also in securing favourable access to financial markets.

Hongkong Land's core portfolio of prime assets will be strengthened by the completion in 2002 of Chater House at the heart of Hong Kong's Central district. The group is continuing to make strategic investments, focusing on high quality assets in the best locations. These include new developments, such as One Marina Boulevard in Singapore and a residential site at Central Park in Beijing, and refurbishments, of which a planned upgrade of the Alexandra House retail podium in Hong Kong is the latest example.

The outlook for Hongkong Land's core market is closely tied to the timing and strength of global economic recovery, especially in the United States. The current weakness in the Hong Kong property sector has, however, deterred investment in new supply so that when demand recovers Hongkong Land should see a positive response in values and rentals in its prime locations.

Mandarin Oriental

Mandarin Oriental faced significant challenges in 2001 when, in an already weakening trading environment, the events of 11th September prompted a dramatic fall in both leisure and corporate travel. The effect on Mandarin Oriental was particularly severe as the latter part of the year is traditionally the strongest for many of its hotels. The company's consolidated profit before interest and tax for 2001 was US$41 million, a decrease of US$12 million from 2000. The decline, together with higher interest charges, resulted in a net profit of US$4 million, 76% down on the previous year. Shareholders' funds at the close of 2001 were US$890 million, down 9%, primarily due to a decline in value of the group's Hong Kong hotel properties.

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Despite the poor trading environment, Mandarin Oriental remains committed to its long-term strategy of being one of the world's top luxury hotel groups with a target of 10,000 rooms under management. To achieve its goal the group is undertaking a programme of selective expansion in international destinations. In the last three years its portfolio has been increased from 12 to 18 properties, with 6,600 rooms, and three additional hotels under development. In New York the construction is progressing of the AOL Time Warner Center at the southwest corner of Central Park, which in 2003 will house the 251-room Mandarin Oriental, New York. The group has announced the development of a 400-room deluxe hotel in Washington D.C. to open in 2004, while, in Asia, Mandarin Oriental is to manage a new 171-room luxury hotel in Tokyo under a long-term lease upon its completion in 2006.

The quality of service upon which Mandarin Oriental's reputation is built was again recognised by a record number of international awards, both in individual hotels and for the group. 2002 will, however, be another challenging year with little to suggest a sustained turnaround in corporate or leisure travel in the near future, and initiatives will continue to be pursued to enable the group to manage effectively through the downturn.

Cycle & Carriage

Cycle & Carriage's profit excluding exceptional items, under Singapore GAAP, decreased by 4% to S$166 million due to a significant decline from its traditional motor business, particularly in Singapore, which was partly offset by a substantial increase in contribution from its associate, Astra, on an equity accounting basis. The net profit for the year was S$120 million, an increase of 20% over 2000.

Earnings from motor operations fell by 45% to S$65 million, with all major markets experiencing much weaker consumer demand in the second half of the year as economies slowed. In Singapore, this position was compounded by the loss of the Mercedes-Benz distributorship from the beginning of the year.

The contribution from property was S$14 million excluding exceptional items, a decline of 15% due to the limited number of projects under development. MCL Land, in which Cycle & Carriage holds a 60% interest, recorded an operating profit of S$15 million, but made an additional provision of S$31 million in respect of foreseeable losses on its development properties.

Astra, in which Cycle & Carriage has recently increased its stake to 32%, achieved an improved performance due to good consumer demand, particularly for motorcycles, and lower interest rates on its considerable debt. It contributed S$67 million to Cycle & Carriage's results after exchange losses and an investment writedown - an improvement over the S$29 million loss in the previous year. Improved cash flows and proceeds from disposals funded loan prepayments, but Astra's exposure to debt, particularly foreign currency debt, remains significant.

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Unlike in 2001, Cycle & Carriage's Singapore motor operations will not benefit from the importer margin on stocks carried over at the start of the year or the writeback of provisions, and revenues are likely to decline further in 2002. The motor operations elsewhere, however, are expected to produce reasonable performances despite the prevailing unsatisfactory market conditions. MCL Land will earn development profits from its recent property launches, but the sector is not expected to show any significant improvement overall. In Indonesia, Astra should maintain its trading performance if consumer demand remains steady, but its level of contribution to Cycle & Carriage will be dependent upon interest rates and the value of the Rupiah.

Other Interests

Tata Industries is an investment vehicle of the Tata Group for new ventures in India. Tata Industries, in which the Company has a 20% stake, is involved principally in the areas of telecommunications, property, financial services and auto-components.

Edaran Otomobil Nasional, in which the Company holds a 19% interest, continued to perform well as the demand for the Proton car remained quite firm in 2001. Of its financial services interests, EON Bank is undergoing a restructuring which should result in a public listing.

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Jardine Strategic Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties (*refer note 1*)	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	2000 US$m
5,960	**5,152**	*2*	Revenue	**5,152**	5,960
(4,366)	**(3,731)**		Cost of sales	**(3,731)**	(4,366)
1,594	**1,421**		Gross profit	**1,421**	1,594
32	**68**		Other operating income	**68**	25
(1,282)	**(1,105)**		Selling and distribution costs	**(1,105)**	(1,281)
(313)	**(274)**		Administration expenses	**(274)**	(313)
(21)	**(54)**		Other operating expenses	**(53)**	(36)
(129)	**-**		Impairment of assets in Dairy Farm	**-**	(129)
-	**38**		Net gain on disposal of Franklins' assets in Dairy Farm	**38**	-
217	**-**		Profit on sale of Robert Fleming	**-**	217
98	**94**	*3*	Operating profit	**95**	77
(77)	**(100)**		Net financing charges	**(100)**	(77)
281	**204**		Share of operating profit less net financing charges of associates and joint ventures	**237**	242
-	**(88)**	*4*	Impairment of assets in Cycle & Carriage	**(88)**	-
-	**-**		Fair value (losses)/gains on investment properties in Hongkong Land	**(246)**	749
255	**-**		Profit on sale of Robert Fleming in Jardine Matheson	**-**	255
536	**116**	*5*	Share of results of associates and joint ventures	**(97)**	1,246
557	**110**		Profit/(loss) before tax	**(102)**	1,246
(68)	**(74)**	*6*	Tax	**(75)**	(68)
489	**36**		Profit/(loss) after tax	**(177)**	1,178
48	**(4)**		Outside interests	**(4)**	55
537	**32**	*7*	**Net profit/(loss)**	**(181)**	1,233
US¢	**US¢**			**US¢**	US¢
64.17	**4.80**	*8*	Earnings/(loss) per share	**(27.21)**	147.40
13.75	**19.77**	*8*	Underlying earnings per share	**22.00**	15.28

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Jardine Strategic Holdings Limited
Consolidated Balance Sheet
at 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Net operating assets		
83	**72**		Goodwill	**72**	83
1,254	**1,041**		Tangible assets	**1,692**	1,966
348	**362**		Leasehold land payments	**-**	-
2,010	**1,910**		Associates and joint ventures	**3,305**	3,629
485	**499**		Other investments	**499**	485
14	**10**		Deferred tax assets	**10**	14
41	**42**		Pension assets	**42**	41
-	**2**		Other non-current assets	**2**	-
4,235	**3,938**		Non-current assets	**5,622**	6,218
471	**282**		Stocks	**282**	471
247	**174**		Debtors and prepayments	**174**	247
737	**595**		Bank balances and other liquid funds	**595**	737
1,455	**1,051**		Current assets	**1,051**	1,455
(996)	**(807)**		Creditors and accruals	**(807)**	(996)
(91)	**(261)**		Borrowings	**(261)**	(91)
(14)	**(17)**		Current tax liabilities	**(17)**	(14)
(1,101)	**(1,085)**		Current liabilities	**(1,085)**	(1,101)
354	**(34)**		Net current (liabilities)/assets	**(34)**	354
(1,945)	**(1,277)**	9	Long-term borrowings	**(1,277)**	(1,945)
(42)	**(31)**		Deferred tax liabilities	**(34)**	(44)
(2)	**(2)**		Pension liabilities	**(2)**	(2)
-	**(5)**		Other non-current liabilities	**(5)**	-
2,600	**2,589**			**4,270**	4,581
			Capital employed		
53	**53**		Share capital	**53**	53
1,274	**1,264**		Share premium	**1,264**	1,274
1,639	**1,614**		Revenue and other reserves	**3,146**	3,432
(795)	**(824)**		Own shares held	**(824)**	(795)
2,171	**2,107**		Shareholders' funds	**3,639**	3,964
429	**482**		Outside interests	**631**	617
2,600	**2,589**			**4,270**	4,581

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Jardine Strategic Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000 US$m	**2001 US$m**	*Note*		**2001 US$m**	2000 US$m
			At 1st January		
3,376	**3,964**		- as previously reported	**3,964**	3,376
(1,052)	**(1,793)**		- effect of adopting IAS 40 and consequential changes	**-**	-
2,324	**2,171**			**3,964**	3,376
-	**206**		- effect of adopting IAS 39	**206**	-
2,324	**2,377**		- as restated	**4,170**	3,376
			Revaluation of properties		
10	**(5)**		- net revaluation (deficit)/surplus	**(52)**	60
(1)	**1**		- deferred tax	**1**	(1)
			Revaluation of other investments		
-	**(126)**		- fair value losses	**(126)**	-
-	**(13)**		- transfer to consolidated profit and loss account on disposal	**(13)**	-
			Net exchange translation differences		
(66)	**(42)**		- amount arising in year	**(43)**	(71)
31	**21**		- transfer to consolidated profit and loss account on disposal of businesses	**21**	31
			Cash flow hedges		
-	**(12)**		- fair value losses	**(12)**	-
-	**9**		- transfer to consolidated profit and loss account	**9**	-
(26)	**(167)**		Net (losses)/gains not recognised in consolidated profit and loss account	**(215)**	19
537	**32**		Net profit/(loss)	**(181)**	1,233
(125)	**(97)**	*10*	Dividends	**(97)**	(125)
(259)	**(10)**		Repurchase of shares	**(10)**	(259)
1	**1**		Change in attributable interests	**1**	1
(281)	**(29)**		Increase in own shares held	**(29)**	(281)
2,171	**2,107**		At 31st December	**3,639**	3,964

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Jardine Strategic Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)* 2000 US$m
			Operating activities		
98	**94**		Operating profit	**95**	77
185	**147**		Depreciation and amortisation	**146**	183
(96)	**(44)**		Other non-cash items	**(44)**	(73)
62	**20**		Decrease in working capital	**20**	62
38	**24**		Interest received	**24**	38
(108)	**(121)**		Interest and other financing charges paid	**(121)**	(108)
(20)	**(18)**		Tax paid	**(18)**	(20)
159	**102**			**102**	159
125	**196**		Dividends from associates and joint ventures	**196**	125
284	**298**		Cash flows from operating activities	**298**	284
			Investing activities		
(465)	**(54)**	*12(a)*	Purchase of subsidiary undertakings	**(54)**	(465)
(72)	**(89)**	*12(b)*	Purchase of associates and joint ventures	**(89)**	(72)
(13)	**(5)**		Purchase of other investments	**(5)**	(13)
(235)	**(142)**		Purchase of tangible assets	**(142)**	(235)
-	**54**	*12(c)*	Sale of subsidiary undertakings	**54**	-
109	**4**	*12(d)*	Sale of associates and joint ventures	**4**	109
134	**189**	*12(e)*	Sale of other investments	**189**	134
8	**28**		Sale of tangible assets	**28**	8
-	**217**		Disposal of Franklins' assets in Dairy Farm	**217**	-
(534)	**202**		Cash flows from investing activities	**202**	(534)
			Financing activities		
(259)	**(10)**		Repurchase of shares	**(10)**	(259)
19	**3**		Capital contribution from outside shareholders	**3**	19
1,305	**915**		Drawdown of borrowings	**915**	1,305
(600)	**(1,380)**		Repayment of borrowings	**(1,380)**	(600)
(167)	**(155)**		Dividends paid by the Company	**(155)**	(167)
(37)	**(5)**		Dividends paid to outside shareholders	**(5)**	(37)
261	**(632)**		Cash flows from financing activities	**(632)**	261
(6)	**(6)**		Effect of exchange rate changes	**(6)**	(6)
5	**(138)**		Net (decrease)/increase in cash and cash equivalents	**(138)**	5
703	**708**		Cash and cash equivalents at 1st January	**708**	703
708	**570**		Cash and cash equivalents at 31st December	**570**	708

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2001 which have been prepared in conformity with International Accounting Standards ('IAS'). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties.

Other than described below, there have been no changes to the accounting policies described in the 2000 annual financial statements.

(a) Financial information prepared in accordance with IAS

In 2001, the Group adopted IAS 39 - Financial Instruments: Recognition and Measurement, and IAS 40 - Investment Property.

In accordance with IAS 39, non-current investments and derivatives are recognised on the balance sheet at fair value. Unrealised gains and losses arising from changes in the fair value of non-current investments are taken to reserves until realised. This is a change in accounting policy as in previous years non-current investments were stated on the balance sheet at cost less amounts provided and derivatives were recognised to the extent of premiums paid or received on options. The effect of this change has been to increase shareholders' funds at 1st January 2001 by US$206 million.

In accordance with IAS 40 and as a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold land and buildings which are investment properties are carried at depreciated cost. Similarly leasehold interest in land in respect of other leasehold properties are carried at amortised cost. This is a change in accounting policy as in previous years the Group had reflected the fair value of leasehold properties in the financial statements and recorded fair value changes in property revaluation reserves. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$2 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$1,052 million and US$1,793 million respectively.

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1. Accounting Policies and Basis of Preparation (continued)

(b) Supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties

As described above, in prior years the Group reflected the fair value of leasehold properties in its financial statements. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 11 to 14 prepared in accordance with IAS as modified by the revaluation of leasehold properties. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserves are recorded in the consolidated profit and loss account. The effect of this change has been to increase net profit for the year ended 31st December 2000 by US$698 million.

2. Revenue

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
By business:		
Dairy Farm	**4,924**	5,733
Mandarin Oriental	**228**	227
	5,152	5,960

3. Operating Profit

	Prepared in accordance with IAS	
	2001 US$m	2000 US$m
By business:		
Dairy Farm	**53**	22
Mandarin Oriental	**29**	38
	82	60
Impairment of assets in Dairy Farm	**-**	(129)
Discontinuing operation - Franklins in Dairy Farm	**(43)**	(55)
Net gain on disposal of Franklins' assets in Dairy Farm	**38**	-
Profit on sale of Robert Fleming	**-**	217
Corporate and other interests	**17**	5
	94	98

4. Impairment of Assets in Cycle & Carriage

In view of the continuing weakness of the Indonesian Rupiah, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra International in April 2001. This review indicated that the future cash flows from Astra International's business, when discounted at an appropriate risk-adjusted discount rate which took account of the uncertainties surrounding the Indonesian economy and its currency, were not sufficient to support the balance of goodwill arising on the acquisition of this investment. Accordingly, the balance of the goodwill was written off. The loss attributable to the Group, after tax and outside interests, amounted to US$88 million.

5. Share of Results of Associates and Joint Ventures

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
By business:		
Jardine Matheson	**85**	68
Dairy Farm	**34**	36
Hongkong Land	**53**	127
Mandarin Oriental	**9**	7
Cycle & Carriage	**23**	24
	204	262
Discontinuing operation - Franklins in Dairy Farm	**-**	(1)
Discontinued operation - Robert Fleming in Jardine Matheson	**-**	20
Profit on sale of Robert Fleming in Jardine Matheson	**-**	255
Impairment of assets in Cycle & Carriage	**(88)**	-
	116	536

6. Tax

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Company and subsidiary undertakings	**18**	16
Associates and joint ventures	**56**	52
	74	68

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$4 million *(2000: US$3 million)*.

7. Net Profit/(Loss)

Prepared in accordance with IAS			Prepared in accordance with IAS as modified by revaluation of leasehold properties *(refer note 1)*	
2000 US$m	**2001 US$m**		**2001 US$m**	2000 US$m
		By business:		
52	**44**	Jardine Matheson	**45**	51
2	**28**	Dairy Farm	**28**	2
73	**72**	Hongkong Land	**85**	84
7	**5**	Mandarin Oriental	**5**	10
10	**20**	Cycle & Carriage	**20**	10
(29)	**(37)**	Corporate and other interests	**(37)**	(29)
115	**132**	Underlying net profit	**146**	128
422	**(100)**	Non-recurring items	**(327)**	1,105
537	**32**	Net profit/(loss)	**(181)**	1,233

8. Earnings Per Share

Basic earnings per share are calculated on net profit of US$32 million *(2000: US$537 million)* and on the weighted average number of 665 million *(2000: 837 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by an associate.

Additional earnings per share reflecting the revaluation of leasehold properties are calculated on a net loss of US$181 million *(2000: net profit of US$1,233 million)* as shown in the supplementary financial information.

8. Earnings Per Share (continued)

Additional earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IAS 2000 US$m	*Prepared in accordance with IAS* **2001 US$m**		Prepared in accordance with *IAS as modified by revaluation of leasehold properties (refer note 1)* **2001 US$m**	Prepared in accordance with *IAS as modified by revaluation of leasehold properties (refer note 1)* 2000 US$m
115	**132**	Underlying net profit	**146**	128
		Discontinuing operations		
(40)	**(32)**	- net loss of Franklins	**(32)**	(40)
-	**26**	- net gain on disposal of Franklins' assets	**26**	-
14	**-**	- net profit of Robert Fleming	**-**	14
465	**-**	- profit on sale of Robert Fleming	**-**	465
439	**(6)**		**(6)**	439
		Sale and closure of businesses		
22	**-**	- Chubb China	**-**	22
17	**14**	- other	**14**	17
39	**14**		**14**	39
		Asset impairment		
(16)	**(5)**	- Jardine Motors Group	**(4)**	(16)
(74)	**(8)**	- Dairy Farm	**(8)**	(74)
40	**(30)**	- Hongkong Land	**(12)**	(8)
-	**(88)**	- Astra International	**(88)**	-
(19)	**(28)**	- other	**(28)**	(19)
(69)	**(159)**		**(140)**	(117)
14	**-**	Sale and revaluation of properties	**-**	-
		Fair value (losses)/gains on investment properties		
-	**-**	- Hongkong Land	**(246)**	749
(2)	**(5)**	- other	**(5)**	(6)
(2)	**(5)**		**(251)**	743
-	**26**	Fair value gain on options embedded in Jardine Matheson Guaranteed Bonds	**26**	-
-	**29**	Sale of investments	**29**	-
1	**1**	Other non-recurring items	**1**	1
537	**32**	Net profit/(loss)	**(181)**	1,233

9. Long-Term Borrowings

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Dairy Farm	**420**	820
Mandarin Oriental	**451**	439
Corporate	**725**	835
	1,596	2,094
Less: Mandarin Oriental's convertible bonds held by the Company	**(58)**	(58)
Amount included in current liabilities	**(261)**	(91)
	1,277	1,945

10. Dividends

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Final dividend in respect of 2000 of US¢9.90 *(1999: US¢9.90)* per share	**106**	114
Interim dividend in respect of 2001 of US¢4.60 *(2000: US¢4.60)* per share	**49**	53
	155	167
Less Company's share of dividends paid on the shares held by an associate	**(58)**	(42)
	97	125

A final dividend in respect of 2001 of US¢9.90 *(2000: US¢9.90)* per share amounting to a total of US$105 million *(2000: US$106 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$40 million *(2000: US$39 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

11. Corporate Cash Flow and Net Debt

	Prepared in accordance with IAS	
	2001	2000
	US$m	US$m
Dividends receivable		
Subsidiary undertakings	**7**	46
Associates	**168**	162
Other holdings	**12**	18
	187	226
Less: taken in scrip	**(5)**	(75)
	182	151
Other operating cash flows	**(47)**	(35)
Cash flows from operating activities	**135**	116
Investing activities		
Purchase of subsidiary undertakings	**(41)**	(425)
Purchase of associates and other investments	**(62)**	(55)
Sale of associates and other investments	**189**	223
Cash flows from investing activities	**86**	(257)
Financing activities		
Repurchase of shares	**(10)**	(259)
Capital contribution from outside shareholders	**-**	2
Dividends paid by the Company	**(155)**	(167)
Cash flows from financing activities	**(165)**	(424)
Effect of exchange rate changes	**-**	1
Net decrease/(increase) in net debt	**56**	(564)
Net debt at 1st January	**(776)**	(212)
Net debt at 31st December	**(720)**	(776)
Represented by:		
Bank balances and other liquid funds	**5**	59
6.375% Guaranteed Bonds due 2011	**(295)**	-
Other long-term borrowings	**(430)**	(835)
	(720)	(776)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

12. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings in 2001 included the Company's increased interests in Dairy Farm of US$24 million *(2000: US$27 million)* and Mandarin Oriental of US$17 million *(2000: US$27 million)*.

Purchase of subsidiary undertakings in 2000 also included Mandarin Oriental's acquisition of the Rafael Group of US$135 million and the restructuring of Connaught Investors of US$254 million.

(b) Purchase of associates and joint ventures in 2001 included the Company's increased interests in Hongkong Land of US$50 million *(2000: US$37 million)* and Cycle & Carriage of US$11 million *(2000: US$6 million)*.

	Prepared in accordance with IAS	
	2001	2000
(c) Sale of subsidiary undertakings	**US$m**	US$m
Goodwill	**1**	-
Tangible assets	**4**	-
Pension assets	**2**	-
Current assets	**70**	-
Current liabilities	**(40)**	-
Net assets disposed of	**37**	-
Profit on disposal	**17**	-
Net cash inflow	**54**	-

Net cash inflow in 2001 related to Dairy Farm's sale of Sims Trading.

(d) Sale of associates and joint ventures in 2000 included consideration received from Jardine Matheson for the repurchase of its own shares from the Group of US$89 million.

(e) Sale of other investments in 2001 included the Company's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

Sale of other investments in 2000 included net proceeds from the sale of the Company's interest in Robert Fleming of US$134 million.

13. Market Value Basis Net Assets

Net assets based on the market price of the Company's holdings:

	2001 US$m	2000 US$m
Jardine Matheson	**775**	753
Dairy Farm	**669**	356
Hongkong Land	**1,723**	1,970
Mandarin Oriental	**291**	405
Cycle & Carriage	**115**	116
Other holdings	**345**	576
Corporate	**(724)**	(778)
	3,194	3,398
	US$	**US$**
Net assets per share	**4.88**	**5.07**

The final dividend of US¢9.90 per share will be payable on 16th May 2002, subject to approval at the Annual General Meeting to be held on 9th May 2002, to shareholders on the register of members at the close of business on 15th March 2002. The ex-dividend date will be on 13th March 2002, and the share registers will be closed from 18th to 22nd March 2002, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th April 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2002. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
Megan Ross (852) 2501 7986

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2001 can be accessed through the Internet at "www.jardines.com".